Exhibit 99.1

Aurinia Reports Fourth Quarter and Full Year 2014 Financial Results and Highlights Initiation of Its Open Label Clinical Study to Investigate the Impact of Voclosporin on Lupus Nephritis Biomarkers

VICTORIA, British Columbia--(BUSINESS WIRE)--March 30, 2015--Aurinia Pharmaceuticals Inc. (NASDAQ:AUPH-TSX:AUP) (“Aurinia” or the “Company”) has released its financial results for the fourth quarter and year ended December 31, 2014. Amounts, unless specified otherwise, are expressed in U.S. dollars.

In support of their on-going large randomized Phase 2b lupus nephritis clinical trial (“AURA-LV”), the Company announced on February 9, 2015 the initiation of an open label, exploratory study called AURION to assess short term predictors of response using voclosporin in combination with mycophenolate mofetil (MMF) in patients with active lupus nephritis (LN). AURION will examine biomarkers of disease activity at 8 weeks and their ability to predict response at 24 and 48 weeks.

Highlights in 2014

On February 14, 2014, the Company completed a $52 million private placement (the “Offering”) pursuant to which the Company issued 18.9 million Units (the "Units"). The Offering was led by venBio, New Enterprise Associates, Redmile Group, RA Capital Management, Great Point Partners, and Apple Tree Partners, with participation from various other institutional investors, including existing shareholders Lumira Capital, ILJIN Life Science Co. Ltd (ILJIN) and Difference Capital.

On June 26, 2014 the Company announced enrollment of the first patient in AURA-LV to evaluate the efficacy of voclosporin as a treatment for LN. LN is an inflammation of the kidneys, that if inadequately treated can lead to end-stage renal disease, making LN a serious and potentially life-threatening condition.

On September 2, 2014 the Company commenced trading on the NASDAQ Global Market under the trading symbol “AUPH”. The Company continues to trade on the Toronto Stock Exchange in Canada.

Financial Results for 2014

The Company had cash, cash equivalents and short term investments of $32.7 million at December 31, 2014. Aurinia believes its cash position will be sufficient to finance its operational needs until at least December 31, 2016. However, future cash requirements could vary materially from current estimates due to a number of factors including the costs associated with its clinical trial and potential strategic opportunities.

The Company’s activities were focused on patient recruitment, enrollment and treatment activities for AURA-LV.

For the year ended December 31, 2014, the Company recorded a net consolidated loss of $16.7 million or $0.57 per common share, as compared to a consolidated net loss of $2.7 million or $0.42 per common share in 2013. The higher consolidated net loss reflected a significant increase in operational activities in 2014 as the Company was able to move forward with its strategic plan upon completion of the February 14, 2014 financing.

The Company incurred net research and development expenditures of $9.1 million for the year ended December 31, 2014, as compared to $2.0 million for the same period in 2014. Research and development expenditures in 2014 reflected Phase 2b LN trial costs including patient recruitment, enrollment and treatment activity expenditures. The Phase 2b LN study was at the planning stage in the fourth quarter of 2013 and therefore costs were much less in 2013.

The Company incurred corporate, administration and business development expenditures of $6.9 million for the year ended December 31, 2014, as compared with $2.3 million for the same period in fiscal 2013.

Corporate, administration and business development expenditures for 2014 were higher than the comparable period in 2013 as a result of increased business activity levels as the Company implemented its strategic plan and supported the Phase 2b LN trial activities. Corporate, administration and business development expense in 2014 also included $1.9 million of non-cash stock option compensation expense related to the issuance of stock options in 2014 to certain officers and directors of the Company whereas stock option compensation expense in 2013 was $135,000 as no stock options were granted throughout 2013.

Other expense (income) reflected income of $1.7 million for the year ended December 31, 2014 compared to other expense of $906,000 for 2013. The Company recorded non-cash gains of $2.8 million on extinguishment and re-measurement of warrant liability initially recorded upon the completion of the private placement on February 14, 2014. The Company also recorded as other expense, a revaluation adjustment on contingent consideration to ILJIN in the amount of $848,000 in 2014. Other expense in 2013 reflected fair value adjustments arising from the Plan of Arrangement completed on September 20, 2013 whereby the Company realized a gain on Aurinia Pharma Corp. of $3.5 million and a loss on contract settlement with ILJIN of $4.3 million.

Financial results for the fourth quarter ended December 31, 2014

The Company reported a consolidated net loss of $4.9 million or $0.15 per common share for the three months ended December 31, 2014, as compared to an adjusted consolidated net loss of $1.7 million or $0.14 per common share for the three months ended December 31, 2013.

Research and development expenditures increased to $3.1 million in the fourth quarter of 2014, compared to $691,000 in the fourth quarter of 2013.

Corporate and administration expenses were $1.4 million for the fourth quarter of 2014, compared to $899,000 for the fourth quarter of 2013.

The audited financial statements and the Management's Discussion and Analysis for the year ended December 31, 2014, are accessible on Aurinia's website at www.auriniapharma.com or on SEDAR at www.sedar.com or on EDGAR at www.sec.gov/edgar.

About Aurinia

Aurinia is a clinical stage pharmaceutical company focused on the global nephrology market. It is currently enrolling patients in its Phase 2b clinical trial to evaluate the efficacy of its drug, voclosporin, as a treatment for LN. LN is an inflammation of the kidneys, that if inadequately treated can lead to end-stage renal disease, making LN a serious and potentially life-threatening condition.

Voclosporin is a novel and potentially best in class calcineurin inhibitor (“CNI”) with extensive clinical data in over 2,600 patients in other indications. Voclosporin is made by a modification of a single amino acid of the cyclosporine molecule (a CNI approved for use in transplant patients since 1983). This modification results in a more predictable pharmacokinetic and pharmacodynamic relationship, an increase in potency vs. cyclosporine, an altered metabolic profile, and potential for flat dosing.

We seek Safe Harbor.

CONTACT:

Aurinia Pharmaceuticals Inc.
Mr. Michael Martin, 250-708-4272
Chief Operating Officer
250-744-2498 (fax)
mmartin@auriniapharma.com
or
Mr. Dennis Bourgeault, 780-643-2260
Chief Financial Officer
780-484-4105 (fax)
dbourgeault@auriniapharma.com